Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS FEBRUARY SALES

HOUSTON, TX, March 6, 2008 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week February period ended March 1, 2008 increased 1.2% to $105.9 million from $104.6 million in the prior year four week period ended March 3, 2007. Comparable store sales decreased 2.5% this year vs. an increase of 1.4% last year.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "In addition to weak macroeconomic conditions, our February comparable store sales results are reflective of regional differences in weather conditions during the last half of the month. Our eastern market stores were negatively impacted by severe wintry weather, while stores in our south central and southwestern markets benefited from much milder weather."

The Company reported that its cosmetics, dresses, footwear and intimates departments all achieved comparable store sales increases in February, and its childrens category, while negative, performed better than the Company average. Cosmetics was the Company's best performing category during February with a 9.5% comparable store sales increase.

<center>Store Activity</center>

During February, the Company reopened its hurricane damaged Bealls store in Seminole, TX. For the remainder of the first quarter, the Company currently expects to open six stores in March and an additional seven stores in April.

<center>About Stage Stores</center>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 695 stores located in 35 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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